Mail-Stop 4561

February 7, 2007

Drew W. Edwards
623 Holcomb Bridge Road
Oswell, Georgia  30076

**Re: Banuestra Financial Corporation (fka El Banco Financial Corp.)**
    **Registration Statement on Form SB-2, amendment number 3**
    **Filed January 25, 2007**
    **File Number 333-135900**

Dear Mr. Edwards:

We have reviewed your amended Form SB-2 and have the following comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    We understand from counsel that you plan to update this filing with December 31, 2006, year end audited information.  Please note that we will likely have new comments on this information when filed.  Also, please ensure that all of your text is at least as current as the latest financial information.

2.     In addition to updated financial information, please update your filing to reflect the events of the February 4 turnover of assets and liabilities to Suntrust and any other new, material information since this amendment number 3.

Prospectus Cover

3.     Item 501(a)(8)(i) of Regulation S-B  requires a quantified price range in any circulated preliminary prospectus.  Since you have included the red herring language, but not provided a price range, please confirm that you have not circulated a preliminary prospectus.

Inside cover page graphics

4.     Please revise the third page so that the table heading and information agree.  The information in the table quantifies membership growth, not sales figures.

General, page 1

5.     Please give the name under which the 12 retail locations do business.

6.     You continue to use promotional text in your Form SB-2 that is not appropriate in an SEC filing.  We note the new, last sentence of the third paragraph.  The projected growth of the Hispanic community over the next 45 years appears to have little, if any, material connection to your company's performance in the foreseeable future.  This would probably also be true even if the trend was negative over the next 45 years.  Further, information like this is very speculative and prone to being wrong.  Here and in future filings with the SEC please limit your disclosure to information that is important to an investor.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

7.     If applicable, please update your management's discussion and analysis as a result of the inclusion of updated audited financial statements.  Refer to Item 303 (b) of Regulation S-B.

Results of Operations, page 29

8.    On page 29, you state that revenue from lending services decreased $223,028 from September 30, 2005 to September 30, 2006. To explain this fluctuation you disclose the following components:

- Interest collected on the loan portfolio increased $346,487;
- Loan origination fees decreased $86,525; and
- Fees to SunTrust for lending services increased $223,418.

The sum of these components does not substantially explain the $223,028 decrease. Please revise accordingly.

Audited Financial Statements – December 31, 2005

General

9.    If applicable, please file updated financial statements as required by Item 310 of Regulation S-B when filing your amendment.

10.   We note your response to comment 28 of our letter dated January 11, 2007 as well as your revision to the income statement and related footnote disclosure. Note 1 to the financial statements discloses that the statements of operations for the years ended December 31, 2004 and 2005 have been reclassified to reflect proper accounting under EITF 99-19. We believe this change represents a correction of an error resulting from the misapplication of accounting principles. Please revise to:

- Remove the reclassification footnote;
- Disclose the nature of the error and the effect of its correction in the restatement footnote (Note 2); and
- Clearly label those periods that have been restated "as restated" on the face of the financial statements.

Refer to paragraph 13 and 36-37 of APB 20.

Statements of Operations, page F-4

11.     We note that you present one sub-total for costs and expenses applicable to sales and revenues and another sub-total for other operating costs.  Please revise to present only one subtotal for all such expenses in arriving at gross margin.  Refer to Rule 5-03 of Article S-X.

Unaudited Financial Statements – September 30, 2006

12.     We note your response to comment 29 of our letter dated January 11, 2007 and your conclusion that the entire $500,000 should be recognized up-front as non-operating income in the period received.   Your response appears to suggest that the true substance of the transition agreement is a contract termination arrangement and it does not appear that you have the ability to separate the contract into different elements, and then separately account for each of the different elements.   In this regard, as noted in your response, there is no substance to the elements that were delivered and you do not have the ability to make a reasonable allocation of the contract proceeds among the different elements.  As a result, we believe the $500,000 payment should be deferred until the actual completion of the transition agreement in 2007.  Please revise accordingly or provide us with additional information to support your conclusion.

Unaudited Pro Forma Condensed Financial Statements, page F-30

13.     We note your response to comment 21 of our letter dated January 11, 2007 that you do not reflect the daily operating cash provided to you by SunTrust on your balance sheet because the cash belongs to SunTrust.  We also note your disclosure on page F-30 that the pro forma balance sheet assumes that you are required to borrow $2.8 million to replace the SunTrust cash to be returned upon termination of your relationship.  Please revise your disclosure on pages 4 and F-30 to:

- Describe, in detail, your arrangement with SunTrust which allows for your use of "vault cash";
- Explain how this cash has historically been used to facilitate your retail operations;
- Clarify that the pro forma balance sheet has *not* been adjusted to reflect an additional $2.8 million in financing that you believe you will need to replace the SunTrust cash to be returned upon termination of your relationship; and
- Describe how you plan to use the funds from the anticipated borrowing.

Exhibit 5.1

14.     We see that you have not yet filed exhibit 5.1.  Please note that we may have comments on the opinion when filed.

Exhibit 23.1

15.     If applicable, please include an updated consent from your independent auditors when filing your amendment.

*  *  *  *  *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Direct any questions on accounting matters to Benjamin Phippen at 202-551-3697, or to Don Walker, Senior Assistant Chief Accountant, at 202-551-3490.  Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3434.

                                    Sincerely,


                                    Mike Clampitt
                                    Senior Attorney


By fax: Rusty Pickering
        Fax number 404-817-6035